Exhibit 99.5

Press Release

Results of the Public Tender Offer of Total on Direct Energie

Paris, September 20, 2018 - Following completion on July 6, 2018 of the acquisition of a 73.04% stake in the share capital of Direct Energie at €42 per share, Total welcomes the results of the public tender offer published by the Autorité des marchés financiers (AMF) yesterday, showing that Total S.A. has acquired, at the same price, 9,354,390 shares under the centralized procedure managed by Euronext Paris and 1,011,888 shares on the market.

Total will hold 44,417,802 shares of Direct Energie representing 44,820,386 voting rights, i.e. 95.37% of the share capital and at least 95.33% of the voting rights of this company.

Once the settlement of the shares tendered into the offer has been completed, Total intends to request the implementation of the squeeze-out procedure in accordance with the terms of its public tender offer of July 26, 2018 at a price of €42 per share (dividend attached).

Total is pleased to be in a position to fully benefit from the new perimeter comprised of Direct Energie and the other businesses of its Gas, Renewables & Power (GRP) branch with a view to accelerating its strategy of integration along the gas-electricity value chain in Europe and development of low carbon energies, in line with its ambition to become the responsible energy Major.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.